                                                                EXHIBIT T-3D(b)



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-26361; 70-8627)

The Columbia Gas System, Inc.
Memorandum Opinion and Order Approving Plan of Reorganization of Registered Holding Company Under Section 11(f) and Registered Holding Company's Participation in Subsidiary's Plan of Reorganization and Related Transactions; Issuing Report Under Section 11(g); and Reserving Jurisdiction

August 25, 1995

THIS ORDER AND REPORT IS REQUIRED BY THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935. SECURITY HOLDERS SHOULD READ THE DISCLOSURE STATEMENTS PROVIDED TO THEM BY THE DEBTORS-IN-POSSESSION BEFORE DETERMINING WHETHER OR NOT TO ACCEPT THE PLANS.

     The Columbia Gas System, Inc. ("Columbia"), a registered holding company,

Wilmington, Delaware, has filed an application-declaration, as amended, with the Commission under sections 6, 7, 9, 10, 11(f), 11(g), 12(b), 12(c) and 12(e)

of the Public Utility Holding Company Act of 1935, as amended ("Act"), and rules 42, 43, 45, 49, 54, 62, 64 and 65 thereunder, seeking approval of its

Plan of Reorganization, as amended ("Columbia Plan"), first filed with the U.S.

Bankruptcy Court for the District of Delaware ("Bankruptcy Court") on April 17,

1995 and its participation in a plan of reorganization ("TCO Plan") filed with the Bankruptcy Court on the same date by its wholly owned nonutility subsidiary, Columbia Gas Transmission Corporation ("Columbia Transmission").(1)

The Commission issued a notice of the filing on June 23, 1995 (Holding Co. Act

Release No. 26318).  No request for a hearing was received.




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     (1) The plans and the respective disclosure statements were filed pursuant to the provisions of Chapter 11 of the United
States Bankruptcy Code ( Bankruptcy Code"), 11 U.S.C. Section 101 et seq.

     Rule 49(c) exempts the TCO Plan from the requirement of
Commission approval.
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I.   BACKGROUND

     Columbia is engaged, through subsidiary companies, in the exploration,

production,purchase, marketing, storage, transmission and distribution of natural gas, and in other energy operations, such as electric power generation and propane distribution.(2) Columbia Transmission owns and operates an approximately 19,000 mile natural gas transmission pipeline network and related extensive underground gas storage fields that serve parts of thirteen states in the Northeastern, Mid-Atlantic, Midwestern and Southeastern regions of the

United States and the District of Columbia.(3)  Columbia Transmission is

currently engaged almost entirely in the business of transporting and storing gas for various affiliated and nonaffiliated gas distribution companies, gas marketers, producers and end users of gas ("Customers").(4)


     Columbia, as a holding company, has provided debt and equity financing for all its operating subsidiaries, including Columbia Transmission, and has served as the principal vehicle for raising funds in the capital markets for the

Columbia system companies.  Columbia has generally reinvested in its operating subsidiaries the proceeds of its equity and debt issues, as well as cash flows from its subsidiaries.




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     (2) Columbia has five wholly owned public-utility subsidiary companies: Columbia Gas of Ohio, Inc., Columbia Gas of Kentucky,
Inc., Columbia Gas of Maryland, Inc., Columbia Gas of
Pennsylvania, Inc. and Commonwealth Gas Service, Inc.

     (3) Columbia Transmission is one of two interstate pipeline companies owned by Columbia.

     (4) The rates, charges, services and facilities of Columbia
Transmission are subject to relation by the Federal Energy
Regulatory Commission ("FERC"), primarily pursuant to the Natural
Gas Act, 15 U.S.C. Section Section I7 et seq.

     Prior to June 1985, Columbia made loans to Columbia Transmission on an unsecured basis and, at the Petition Date, held unsecured obligations of

Columbia Transmission aggregating $351 million, including prepetition accrued interest.  Loans made to Columbia Transmission after June 1985 were secured by first mortgage liens on substantially all of Columbia Transmission's assets.

As of July 31, 1991 ("Petition Date"), Columbia held secured obligations of

Columbia Transmission aggregating approximately $1.34 billion in principal.

Prepetition and postpetition interest accrued through December 31, 1995 (the assumed "Effective Date" of the Columbia and TCO Plans and the date to which all financial projections have been made in this filing)(5) on such secured obligations are projected to be approximately $644 million.


     Both Columbia and Columbia Transmission have been debtors-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code since the Petition

Date.(6) The Chapter 11 filings were precipitated by a combination of events that adversely affected Columbia Transmission's physical operations and financial viability and, in turn, caused a liquidity shortfall for Columbia and the Columbia system.(7)




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     (5) The Plans allow for the Effective Date to occur as late as
June 28, 1996.

     (6) The Commission filed a Notice of Appearance under Section 1109 of the Bankruptcy Code in each proceeding. Except for the appointment of a fee examiner to review the reasonableness of fees and expenses incurred by certain professionals involved in the case, no trustee or examiner has been appointed by the Bankruptcy Court.

     (7) As chief among these events, Columbia identifies federal legislative and regulatory actions affecting Columbia Transmission's ability to sell the gas it had contracted to buy and to recover its costs from its Customers, and Columbia Transmission's continuing contractual obligations to purchase gas at prices above those at which it was able to market gas. These problems were exacerbated by record-setting warm weather that led to an unexpected and persistent oversupply of gas.

     As a result of Columbia Transmission's bankruptcy filing and its rejection of more than 4,800 above-market gas purchase contracts with producers

("Producers"), Columbia Transmission recorded liabilities of approximately $1 billion for estimated contract rejection costs.  In addition, approximately

$200 million of take-or-pay and other miscellaneous Producer claims were recorded.  The Producer counterparties to those contracts filed claims for rejection damages and other prepetition contractual amounts in excess of $13 billion.


II.  COLUMBIA'S SUPPORT OF THE TCO PLAN

     The TCO Plan incorporates terms of an agreement reached by Columbia

Transmission with its major Producer creditors ("Producer Agreement") and approved by the Bankruptcy Court on June 16, 1995.(8)  The Producer Agreement

also provides for Columbia Transmission's agreement, backed by Columbia, as to the minimum distribution to be paid to Producers and other creditors under the

TCO Plan.  Distributions to these producers ("Initial Accepting Producers")

represent more than 80 of the approximately $1.2 billion that would be distributed to Producer creditors under the TCO Plan to resolve all Producer claims.  The TCO Plan offers to all the remaining Producers proposals for settlement of the allowable amounts of their claims.  Remaining Producers that ultimately reject the settlement offers ("Dissenting Producers") will be free to litigate the amount of their claims before the Bankruptcy Court and will receive the same percentage payout ultimately allowed by the Bankruptcy Court on their claims as that received by the Initial Accepting Producers and subsequent settling Producers (together, "Accepting




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     (8) The Producer Agreement reflects settlements of the
allowable amount of the claims filed against Columbia
Transmission by 17 major Southwest gas producers and a large group of Appalachian producers.

Producers").  As of June 30, 1995, Accepting Producers represented approximately 92% of the aggregate amount of allowed claims proposed in the TCO

Plan.(9)


     The TCO Plan also incorporates the terms of a settlement among Columbia

Transmission and virtually all of its Customers ("Customer Settlement") on numerous FERC Order No. 636 transition cost, rate and other bankruptcy matters.

Remaining Customers can either accept a settlement on terms similar to those of the Customer Settlement, or dissent and litigate the amount and priority of their claims.(10)


     To facilitate the TCO Plan, and in exchange for settlement of the claims asserted in a complaint filed with the Bankruptcy Court on March 18, 1992 by the Official Committee of Unsecured Creditors of Columbia Transmission

("Intercompany Complaint")(11) and




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     (9) It is a waivable condition to the TCO Plan that the
settlement values of Accepting Producers as of the Effective Date equal 90% of the total settlement values proposed therein.


     (10) Columbia states that Columbia Transmission's Customer Settlement has the support of all of its major customers. While the settlement permits non-supporting parties to litigate their claims, Columbia Transmission's financial exposure from such litigation is considered de minimis.


     (11) The complaint, filed against Columbia and Columbia Natural Resources, Inc. ("CNR"), its oil and gas exploration and development subsidiary, alleged that the $1.7 billion of Columbia Transmission's secured and unsecured debt securities held by Columbia should be recharacterized as capital contributions
(rather than loans) and equitably subordinated to the claims of Columbia Transmission's other creditors. The complaint also challenged interest and dividend payments of approximately $500 million by Columbia Transmission to Columbia during the period from 1988 to the Petition Date. Finally, the complaint alleged that a 1990 transfer of gas properties from Columbia Transmission to CNR was a fraudulent transfer.

     At the Bankruptcy Court's request, the trial proceedings for the Intercompany Complaint were transferred to and tried by the U.S. District Court for the District of Delaware. The District

Columbia's retention of the ownership of Columbia Transmission, the Columbia

Board of Directors authorized a settlement ("Columbia Omnibus Settlement"),

whereby Columbia will:

            (1) make a capital infusion of approximately $1 billion into

     Columbia Transmission. The capital infusion will have two components.

     First, Columbia will agree to a restructuring of Columbia Transmission's secured debt.  As part of a recapitalization of Columbia Transmission,

     Columbia will accept an aggregate amount of up to $1.5 billion short-term and long-term first mortgage bonds ("TCO Mortgage Bonds"), described below, in settlement of the approximately $2 billion claim held by

     Columbia under existing Columbia Transmission first mortgage bonds.(12)

     The restructuring will result in an approximately $500 million capital contribution to Columbia Transmission of the balance of the claim.




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Court was expected to render a decision in June 1995, but has agreed at the parties' request to defer issuing its ruling pending the parties' pursuit of consensual reorganization plans.
In connection with the approval of the TCO Plan, the District Court's approval of the Columbia Omnibus Settlement will be sought.

     (12) The short-term TCO Mortgage Bonds must be repaid no later than April 30 of the year following their issuance and will bear interest on a monthly basis equivalent to the composite weighted average effective cost incurred by Columbia on its short-term borrowings. The bonds may be prepaid or redeemed at any time without prepayment penalty.

     The long-term TCO Mortgage Bonds will be dated the date of their issue and be repaid in equal annual installments over a period not to exceed 30 years or at maturity. The bonds may be issued in multiple series with terms similar to the New Indenture
Securities (as described below) issued by Columbia under the
Columbia Plan. Interest on the bonds will accrue from the date of issuance and will be paid semi-annually on the unpaid principal thereof.  The interest rate will be the actual cost of money to
Columbia with respect to the issuance by Columbia of its long-
term debt securities.  A default rate equal to 2% per annum in excess of the stated rate on the unpaid principal or interest amounts of the bonds would be assessed if any interest or
principal becomes past due.  If Columbia Transmission is not a subsidiary of Columbia at the time of prepayment, the bonds may be prepaid with a prepayment penalty equal to the interest rate on the bonds, declining ratably on each anniversary date over the life of the issue.
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            The TCO Mortgage Bonds will be issued under the Indenture and Deed of Trust between Columbia Transmission and Wilmington Trust Company, dated

     August 30, 1985, as amended ("Wilmington Trust Indenture"), previously authorized by order of the Commission.(13) The TCO Mortgage Bonds will be secured by a perfected first security interest in all of Columbia

     Transmission's property with certain exceptions pursuant to the Wilmington

     Trust Indenture.


            Second, Columbia will agree to provide cash to Columbia

     Transmission necessary to ensure that the total amount distributable under the TCO Plan equals approximately $3.9 billion as of December 31, 1995. It is anticipated that Columbia would provide an additional capital contribution to Columbia Transmission of approximately $500 million.(14)


            (2) guarantee the settlement reached by Columbia Transmission with its Customers and payments to dissenting Customers with respect to the

     Customer Settlement ("TCO Guarantee"), and guarantee the payment of the distribution percentage of ultimately allowed claims of other unsecured creditors, including Dissenting Producers.


     In the event that payments required by the TCO Plan to Dissenting

Producers (and dissenting Customers) increase the total required distributions over the projected $3.9 billion by




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     (13) Columbia Gas Transmission Corp., Holding Co. Act Release
No. 23813 (Aug. 30, 1985).


     (14) Approximately $300 million of this amount could be met by Columbia's proportionate recovery on the Columbia Transmission unsecured debt held by it, together with a dividend out of retained earnings by CNR to Columbia following CNR's recovery on its claims.

an amount that requires external funding, Columbia will have the option to deliver its common stock in lieu of cash payments, as well as the option to sell its common stock in the marketplace and use the proceeds for such excess distributions. Under these circumstances, whichever technique is employed,

Columbia's investment in Columbia Transmission will be correspondingly increased.


     Initial Accepting Producers have agreed that 5% of the distributions due to them will be held back, and, to the extent that claim values in excess of the settlement values contained in the TCO Plan are agreed to or allowed, the amount held back will be applied, with dollar-for-dollar matching by Columbia

Transmission and Columbia under the TCO Guarantee, to pay the ultimate distributions to Dissenting Producers.  Thus, there is a sharing by Accepting

Producers of a portion of the risk that the aggregate distribution to Producers pursuant to the TCO Plan may exceed $1.2 billion, the settlement amount contained in the Plan. If the holdback were to be exhausted, Columbia

Transmission would be required to pay the entire amount of any excess distributions.  Columbia states that although there is insufficient information at present for Columbia Transmission to evaluate fully all claims, and the outcome of litigation is subject to uncertainty, Columbia Transmission currently estimates that its ultimate payment to Producers, after any litigation and after giving effect to the Producer holdback, may exceed the

$1.2 billion distribution projected in the TCO Plan (which is based on 100%

Producer acceptance) but should not exceed $1.3 billion.


     To the extent that additional funds are necessary to fund allowed claims of Dissenting Producers, Columbia or Columbia Transmission may distribute cash,

or Columbia may issue its
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common stock to the Dissenting Producers on behalf of Columbia Transmission in exchange for consideration from Columbia Transmission equal to the then current market value of the Common Stock.  Columbia may also issue its common stock or other securities on the open market and distribute the proceeds to Columbia

Transmission as a capital contribution. To the extent that the TCO Plan reserves the right to Columbia to issue securities other than its common stock,

Columbia requests the Commission to reserve jurisdiction over the terms of such securities issues.


     The aggregate capital contribution to Columbia Transmission by Columbia of approximately $1 billion will result in an approximately 70%-30% debt-equity structure for Columbia Transmission.  Columbia Transmission's debt-to-equity ratio is projected to become approximately 60%/40% by 1997 upon the repayment of borrowings used to finance certain contingent assets created as a result of emergence from bankruptcy.


     Columbia states that in the aggregate, the consideration that it will pay for the settlement of the claims asserted in the Intercompany Complaint and the retention of ownership of Columbia Transmission cannot be expressed as a precise dollar amount, but reflects substantial additional consideration from

Columbia to the Columbia Transmission estate to facilitate the reorganization of Columbia and Columbia Transmission.  Columbia further states that the

Columbia Omnibus Settlement will provide substantial benefits to Columbia, in addition to the retention of ownership of Columbia Transmission, by resolving numerous disputes with Customers and Producers affecting the economic value of the Columbia Transmission estate on terms Columbia believes to be fair and reasonable.  Finally, settlement will permit both Columbia and Columbia

Transmission to emerge from bankruptcy as promptly as possible, to pay their creditors, and to pursue ongoing business objectives free of the burdens and constraints of Chapter 11.

III.  THE COLUMBIA PLAN

     A.     Introduction

     Under the Columbia Plan, Columbia proposes to issue up to an aggregate of $3.65 billion in new securities, consisting of up to $3.25 billion in debt and up to $400 million in equity.(15)  The Columbia Plan is intended to provide for payment of substantially all liquidated allowed claims of Columbia's creditors on the Effective Date.  Holders of claims for borrowed money generally will receive a combination of (i) cash, to the extent available (as determined by Columbia), (ii) new debentures of Columbia, to be issued under a new form of indenture, and (iii) equity securities of Columbia, consisting of preferred stock and dividend enhanced convertible stock.  Holders of Columbia common stock will retain their equity interests under the Columbia Plan.  The debt and equity securities proposed to be issued are discussed hereinafter.

Under certain circumstances provided in the Columbia Plan, Columbia may redeem the equity securities for cash.(16)




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     (15) Columbia may issue additional common stock to satisfy certain of its obligations under the Columbia Omnibus Settlement, as discussed in Part II above, and to fund the settlement of securities litigation, described below.

     (16) The amount of cash consideration to be distributed to holders of borrowed money claims pursuant to the Columbia Plan will be determined by Columbia shortly before the Effective Date, and will be dependent upon the cash available at that time. The financial projections contained in the Columbia disclosure statement project the distribution of $900 million of available cash as of the Effective Date (the majority of which is assumed to be borrowed under the Term Facility described below) in respect of such claims. The balance of the distribution in respect of such claims will be in the form of New Indenture Securities, DECS and Preferred Stock, as defined below. If the Term Facility is available for borrowing at a cost less than the cost of issuing new debentures, Columbia has agreed to borrow $350 million for

     In addition to the proposed issuances of debt and equity securities by

Columbia, the Columbia Plan also contemplates certain amendments to Columbia's

Certificate of Incorporation and the assumption by Columbia and Columbia

Transmission of the Tax Allocation Agreement that provides for the allocation of tax benefits and liabilities among Columbia system companies.


     B.     Debt Securities

     As noted previously, Columbia proposes to issue up to $3.25 billion in debt securities under the Columbia Plan.


            1.    Debentures

                  Columbia seeks to issue up to $2.1 billion in debentures

            ("New Indenture Securities") under a new indenture ("New

            Indenture").(17) The New Indenture Securities will be general,

            unsecured senior obligations of Columbia, issued in seven series with maturities of approximately five, seven, ten, twelve, fifteen,

            twenty and thirty years, respectively.  Each New Indenture Security will bear interest, payable semi-annually, from the Effective Date

            (or from the most recent interest payment date to which interest has been paid). The annual interest rate for each series of New

            Indenture Securities will be based on market rates for comparable securities at the time of issue. It is expected that the interest rate on any series will not exceed 10





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distribution to creditors in lieu of New
Indenture Securities, DECS and Preferred Stock.

     (17) The New Indenture is similar to that authorized by the Commission in Consolidated Natural Gas Holding Co. Act Release No. 26245 (Mar. 6, 1995). Columbia states that an application on Form T-3 for qualification of the New Indenture under the Trust Indenture Act of 1939, as amended, will be filed and become effective by the Effective Date.

            percent per annum. The principal amount of each series of New

            Indenture Securities will be payable on their respective maturity dates. Certain series of New Indenture Securities may be redeemable at a premium at the option of Columbia.


            2.    Bank Borrowings

            For the purpose of Financing shorter-term requirements under the

     TCO Plan and Columbia Plan, Columbia expects to arrange two types of bank credit facilities ("Bank Facilities") on or before the Effective Date, to permit aggregate borrowings of up to $1.15 billion. If cash available through the Bank Facilities or from operations is reduced from currently projected levels, the principal amount of New Indenture Securities to be issued pursuant to the Columbia Plan would be increased proportionately.

     Under no circumstances would the aggregate of New Indenture Securities and

     Bank Facilities under the Columbia Plan exceed $3.25 billion.


                  a.   Term Facility

                  The first type would be a senior, unsecured term credit

            facility in an aggregate principal amount of up to $450 million

            ("Term Facility"). Amounts available to be borrowed under the Term

            Facility would be applied to payments in respect of claims of

            Columbia creditors, to fund obligations of Columbia under the

            Columbia Omnibus Settlement and for general corporate purposes.

            Amounts borrowed under the Term Facility would rank pari passu with all other senior, unsecured obligations of Columbia, including the

            New Indenture Securities.

                       It is anticipated that the initial term of the Term

            Facility will be two years.  Interest rates on borrowings

            under the facility, depending on the nature of the borrowing,

            will be the prime rate or the applicable LIBOR rate plus no more than .75% or the applicable certificate of deposit rate plus no more than .875%.


                  b.   Revolving Facility

                  Columbia also expects to arrange one or more senior,

            unsecured revolving Bank Facilities in an aggregate principal amount of up to $700 million ("Revolving Facility") to provide (i)

            working capital for Columbia and its subsidiaries and (ii) up to

            $100 million face amount of letters of credit to be issued for the account of Columbia and its subsidiaries in the ordinary course of business. Amounts borrowed under the Revolving Facility and reimbursement for drawings under letters of credit issued

            thereunder would rank pari passu with all other senior, unsecured obligations of Columbia, including the New Indenture Securities. At the option of Columbia, the Term Facility and Revolving Facility may be combined in a single facility or may be multiple facilities.


                  The initial term of the Revolving Facility is expected not to exceed five years. Up to $100 million of the facility is expected to be used solely for letters of credit to be issued for the account of Columbia (a portion of which may be denominated in

            Canadian dollars) in the ordinary course of' its business. Interest rates on borrowings under the Revolving Facility, depending on the nature of the borrowing, will be the prime rate or specified margins over the applicable LIBOR rate or applicable certificate of deposit rate on the same or similar margin and maturity terms as the

            Term Facility. The specific terms of the Revolving Facility,

            including, without limitation, interest rates, repayment terms,

            conditions to borrowings, representations and warranties, covenants and events of default will be negotiated by Columbia and

            prospective providers of the Revolving Facility.


            B.    Equity Securities

            The Columbia Plan contemplates the issuance by Columbia of up to

     $400 million of equity through the issuance of up to $200 million each of preferred stock ("Preferred Stock") and of Dividend Enhanced Convertible

     Stock ("DECS"). Columbia proposes the possible issuance of its common stock (in addition to any LESOP Shares, as defined below) on behalf of

     Columbia Transmission in connection with the TCO Guarantee and, as described below, to fund the Securities Litigation Settlement.


                  1.   Preferred Stock

                  The Preferred Stock will have a liquidation value of $25 per share and, as to dividend and liquidation rights, will rank equally with the DECS but prior to the common stock. Holders of Preferred

            Stock will be entitled to receive, when, as and if declared by

            Columbia's board of directors, cumulative preferential cash dividends accruing from the Effective Date at a rate per share that is to be determined at the time of issuance in accordance with a pricing formula. It is currently expected that the dividend rate for Preferred Stock will not exceed 11 percent per annum.

                  Columbia may, at its option, redeem the Preferred Stock, in whole or in part, on or prior to the 120th day after the Effective

            Date, if, after giving effect to the redemption, either (i) the aggregate liquidation value of the Preferred Stock outstanding would be $50 million or more, unless after giving effect thereto,

            no Preferred Stock would be outstanding, or (ii) no DECS would be outstanding. If the Preferred Stock is not so redeemed, the annual dividend rate per share will be reset and increased by 100 basis points, effective as of the 120th day after the Effective Date.

            Columbia may also redeem the Preferred Stock in whole or in part on or after the fifth anniversary of the Effective Date. Upon any such redemption by Columbia, a holder of Preferred Stock will receive,

            in exchange for each share so redeemed, cash in an amount equal to the sum of the liquidation value thereof and all accrued and unpaid dividends thereon to the date fixed for redemption.


                  The holders of Preferred Stock shall not have voting rights except as required by law and as follows: (i) if dividends on the

            Preferred Stock are in arrears and unpaid for six quarterly dividend periods, the holders of the Preferred Stock will be entitled to vote, on the basis of one vote for each share, for the election of two directors of Columbia, such directors to be in addition to the number of directors constituting the board of directors immediately prior to the accrual of such right; and (ii)

            the holders of Preferred Stock will have voting rights with respect to certain modifications of Columbia's certificate of

            incorporation.

            2.    DECS

            The proposed DECS will be shares of convertible preferred stock of

     Columbia and will have dividend, liquidation and voting rights similar to those of the Preferred Stock described above. The annual dividend rate will be that required to make the market value of the DECS comparable to the market value of the common stock and the liquidation value will be based on the market value of the common stock, each as of a specified date. It is currently expected that the dividend rate on the DECS will not exceed 11 percent per annum.


            Columbia will have the right to redeem the DECS, in whole or in part, on or prior to the 120th day after the Effective Date if, after giving effect to the redemption, either no DECS are outstanding or the aggregate liquidation value of outstanding DECS is at least $50 million.

     Upon such redemption, each holder will receive for each redeemed share cash in an amount equal to the liquidation value plus accrued and unpaid dividends. If Columbia fails to redeem the DECS in whole, the annual dividend rate per unredeemed share will increase by 100 basis points effective as of the 120th day after the Effective Date.


            Columbia will also have the right to redeem the DECS, in whole or in part, on or after either the fourth anniversary of the Effective Date or one month prior to the fifth anniversary of the Effective Date (as determined by Columbia), and prior to the fifth anniversary of the

     Effective Date. Upon such redemption, each holder will receive for each share a number of shares of Columbia common stock equal to the lesser of

     (a) the redemption price of the DECS on the date of redemption (which reflects liquidation price plus accrued dividends and, in some cases, a premium) divided by the current market price of common stock as of the trading day prior to the public announcement of the call for redemption, and (b) the number of shares that would be received upon conversion into common stock (described below), as adjusted to reflect any accrued dividends and premium payable upon redemption.


            After the 120th day following the Effective Date and before the fifth anniversary of the Effective Date ("Mandatory Conversion Date"), a

     holder of DECS has the option to convert his DECS, in whole or in part,

     into shares of Columbia common stock, at a conversion rate based on the liquidation value of the DECS and the market value of the common stock. If the DECS have not already been converted by the holder or redeemed by

     Columbia as described above, all outstanding DECS will convert automatically on the Mandatory Conversion Date into shares of common stock at the applicable conversion rate.


            3.    Public Offering of Additional Columbia Equity

            In the event that Columbia elects to redeem the Preferred Stock and

     DECS on or prior to the 120th day after the Effective Date and elects to fund such redemption through the issuance and sale of up to 16 million shares of its common stock or preferred stock, Columbia requests authorization for the issuance of such securities, subject to a reservation of jurisdiction over the terms of any such issuance and sale of common stock and preferred stock.

     C.     Other Proposed Securities Transactions

            1.    Disposition of LESOP Shares

                  Columbia expects to repurchase from the leveraged employee stock ownership ("LESOP") portion of the Employees' Thrift Plan

            ("Thrift Plan") of Columbia Gas System all shares ("LESOP Shares")

            held in the common stock fund that have not been allocated to employees,(18) to hold the LESOP Shares as treasury shares and to use the LESOP Shares for one or more of the following purposes as deemed appropriate by Columbia: (i) to sell the LESOP Shares on the open market for cash, (ii) to reissue all or part of the LESOP

            Shares to fund additional requirements under the TCO Guarantee,

            (iii) to reissue all or part of the LESOP Shares to fund the

            Securities Litigation Settlement, as described below, and (iv) to fund an employee benefit plan.


            2. Potential Offering of Columbia Common Stock in Connection with Settlement of Securities Action

                  The Columbia Plan also contemplates Columbia's participation in a settlement of securities class action litigation ("Securities

            Litigation Settlement") brought against Columbia, certain present and former officers and directors of Columbia and





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     (18) The Commission authorized Columbia to establish the
LESOP by the order dated February 28, 1990 in Holding Co. Act Release No. 25047. The LESOP was designed to prefund a portion of the matching obligation under the terms of the Thrift Plan and to utilize tax advantages afforded under the Internal Revenue Code. Columbia proposes, on the Effective Date, that the LESOP be terminated pursuant to the terms of the Trust Agreement dated as of October 17, 1991 between Columbia and First Fidelity Bank, N. A., as Successor Trustee. Columbia will repurchase the LESOP Shares for cash and at the average price for Columbia common stock over a specified period preceding the Effective Date. The proceeds of the repurchase will be paid to the LESOP Debenture Trustee and, in turn, to the LESOP debentureholders as required by the LESOP Trust Agreement. The balance would be subject to the existing guarantee by Columbia and would be paid under the Columbia Plan.

            Columbia Transmission, the public accounting Firm of Arthur

            Andersen, L.L.P. and certain underwriters for Columbia's 1990 common stock offering. Pursuant to the Securities Litigation

            Settlement, Columbia and the various other defendants will establish a settlement fund of $36.5 million (approximately $16.5 million of which will be contributed by Columbia) to settle the class action claims. The settlement fund will be applied to pay

            District Court-approved counsel fees and costs of administration,

            and the remainder of the fund will be distributed to holders of the claims based on acquisitions of Columbia common stock from January

            19, 1990 to June 19, 1991.  The Securities Litigation Settlement is

            conditioned upon the approval of the District Court and the

            Bankruptcy Court.


                  Holders of securities claims may elect, by submitting a form,

            to opt out of the class action and not participate in, or be bound by, the Securities Litigation Settlement. In order to preserve any securities claims it may have against Columbia, an opt-out securities claimant must indicate on its opt-out form that it elects to pursue its claim against Columbia in the District Court sitting in bankruptcy.  Columbia intends to object to, and/or seek estimation of, the claims of opt-out claimants.  If and when such claims are allowed, they will he paid by Columbia in Columbia common stock valued at then current market prices or, at Columbia's option, in cash, or any combination of the two.


                  Columbia seeks Commission authorization to issue Columbia

            common stock, valued at the then current market value, in an aggregate amount equal to all allowed
            amounts for opt-out claimants in excess of $1.5 million.

            Authorization for the issuance of Columbia common stock will thus commence when the combination of Columbia's contribution to the settlement fund and allowed claims of opt-out claimants exceeds $18 million.  The Securities Litigation Settlement provides for termination of the settlement by the defendants in the amount of securities as to which opt-out forms have been submitted exceeds an undisclosed specified amount.


            D.    Restated Certificate of Incorporation

            The Columbia Plan provides that Columbia's certificate of

     incorporation will he amended and restated ("Restated Certificate of

     Incorporation") in accordance with applicable provisions of the Delaware

     General Corporation Law and the Bankruptcy Code.  The Restated Certificate

     of Incorporation, as more specifically described in the application,

     would, among other things, prohibit the issuance of non-voting equity securities as required by the Bankruptcy Code and increase the number of authorized shares of preferred (some of which may he issued on and after the Effective Date in order to effectuate the Columbia Plan, as described above).


            The Restated Certificate of Incorporation also includes various provisions that are necessary to permit the issuance of Preferred Stock and DECS under the Columbia Plan. These provisions differ from the similar provisions in the current Certificate of Incorporation in that they (i)

     decrease the par value of Preferred Stock from fifty dollars ($50) to ten dollars ($10); (ii) delete the restriction on common stock dividends and amounts of secured debt; (iii) remove and conform specific provisions regarding preferred voting
     rights, dividend rights and liquidation rights; and (iv) permit the board of directors to determine the specific rights, powers and preferences of each series of Preferred Stock, and the limitations thereon, at the time of issuance.


IV.  ANALYSIS

     The Columbia Plan requires Commission approval under Section 11(f) of the

Act.(19)  The solicitation of consents or authorizations in respect of the

Columbia Pland is subject to section 11(g) of the Act and rule 62 thereunder.(20) The issuance by Columbia of New Indenture Securities, DECS,

Preferred Stock and common stock are subject to sections 6 and 7 of the Act,

as is Columbia's entering into the Bank Facilities.(21)  The amendment of

Columbia's Certificate of Incorporation is subject to sections 6, 7 and 12(e)

of the Act, and rules 62 and 65 thereunder.  The TCO Guarantee and the guarantee by Columbia of the payment of the distribution percentage of ultimately allowed claims of other unsecured creditors of Columbia Transmission




--------------------

     (19) Section 11(f) of the Act requires that the Commission approve a reorganization plan of a registered holding company or its subsidiary. As noted previously, rule 49(c) exempts the TCO
Plan from the requirement of Commission approval.

     (20) Section 11(g), in pertinent part, requires, among other things, that the solicitation of consents or authorizations in respect of plans be accompanied by such information as the Commission deems necessary and appropriate in the public interest or for the protection of investors or consumers, and that such solicitation be accompanied by "a copy of a report on the plan which shall be made by the Commission after an opportunity for a being on the plan . . ., or by an abstract of such report made or approved by the Commission.

     Columbia requests that the Commission waive the filing of a separate Form U-R-1, as all the requisite information will be included in the disclosure statements filed as exhibits to the application.

     (21) Rule 49(c) exempts the amendment of the Wilmington Trust Indenture by Columbia Transmission from the requirements of sections 6 and 7 of the Act and rule 43 thereunder.

are subject to section 12(b) of the Act and rule 45 thereunder.(22)  Section 9 and 10 of the Act, and rule 43 thereunder are applicable to the acquisition of

TCO Mortgage Bonds by Columbia.  The Commission has reviewed the proposed transactions and finds that the applicable standards of the Act are satisfied.

Our review has focused in particular on the proposed securities issuances by

Columbia and Columbia's proposed participation in the TCO Plan.


     Columbia projects an 8% average annual growth in operating revenues from

1996 through 1999.  Earnings are expected to increase by more than 4% a year during this period.  Columbia Transmission projects a 12% annual growth in earnings over the same four year period.  It appears that the Columbia system as a whole will be able to achieve a sustained level of financial performance.


     The Commission has generally favored a consolidated debt to equity ratio of 65%/30% for registered holding companies, the balance generally being preferred equity.(23)  Assuming that the Effective Date will, in fact, be

December 31, 1995, the ratio of Columbia's consolidated debt to equity is expected to decline from 65% to 56.7% by 1999.  Columbia's consolidated common stock equity of 25.5% as of December 31, 1995 is expected to rise to 31% two years after the




--------------------

     (22) Rule 45(b)(4) exempts the proposed capital contributions by Columbia to Columbia Transmission from the requirements of section 12(b) and rule 45. The repurchase by Columbia of DECS, Preferred Stock and LESOP Shares is exempt from section 12(c) of the Act pursuant to Rule 42.

     (23) This requirement is drawn from section 7(d), which requires the Commission, in reviewing an issuance of securities, to consider whether the security is reasonably adapted to the security structure of the company issuing the security and the other companies in the registered holding company system. Holding Co. Act Release No. 25574 (July 7, 1992) (proposing rule 52 under the Act) and cases cited therein.

Effective Date, and to 34.7% by 1999.(24)  The increase is largely attributable to a projected increase in Columbia's retained earnings. Under the circumstances, the Commission does not find that Columbia's projections reflect any excessive leveraging that could affect the Columbia system public-utility subsidiaries and their consumers, and so require an adverse finding.


     Under the TCO Plan, Columbia would guarantee the payment of all third-party distributions require under the Plan.  The principal consideration in this regard is the value of Columbia Transmission's settlement with its

Producers.  Although this amount cannot be precisely quantified at present, it appears from the general trend of settlement of Producer claims that the financial exposure to Columbia under the guarantee will not exceed $100 million.  This amount could be financed by internally generated funds and borrowings under the Bank Facilities.


     In view of these considerations, and on the basis of the record as a whole, the Commission does not find that any adverse findings are required under section 7 of the Act. In particular, the Commission does not find that the security issuances are not reasonably adapted to Columbia's earning power,

or that the guarantees contemplated by the TCO Plan would constitute an improper risk for Columbia.


     V.     CONCLUSION

     The Commission has carefully examined the foregoing transactions as proposed by Columbia and has concluded, based on the complete record before it,

that the applicable




--------------------

     (24) The balance of Columbia's capital structure will be comprised of approximately $400 million of Preferred Stock and DECS.

standards of the Act are satisfied and that no adverse findings are warranted.

Fees and expenses in the estimated amount of $8,072,000 are expected to be incurred in connection with this transaction.(25)  It is stated that no state or federal commission, other than this Commission, has jurisdiction over the proposed transaction.


     Due notice of the Filing of said application-declaration has been given in the manner prescribed in Rule 23 promulgated under the Act and no hearing has been requested of or ordered by the Commission.  Upon the basis of the facts in the record, it is hereby found that, except as to those matters over which jurisdiction has been reserved, the applicable standards of the Act, and rules thereunder are satisfied, and that no adverse findings are necessary:


     IT IS ORDERED, pursuant to the applicable provisions of the Act and rules thereunder, that, except as to those matters over which jurisdiction has been reserved, the application-declaration be, and it hereby is, granted and permitted to become effective forthwith, subject to the terms and conditions prescribed in rule 24 under the Act, except that certificates under Rule 24 may be Filed on a quarterly basis after the Effective Date with respect to the proposed transactions hereafter consummated pursuant to this application-declaration, not later than 30 days following the end of each quarter. Furthermore, because certain contemplated transactions may be accomplished over a period of time after this order is issued, authorization is granted to implement the proposed transactions as described in the application-declaration.





--------------------

     25 Under Rule 63, fees and expenses approved by the Bankrkuptcy Court need not be approved by the Commission.

     IT IS FURTHER ORDERED, that jurisdiction be and hereby is reserved over the issuance and sale of securities, except common stock, DECS and Preferred

Stock, under the Columbia Plan to the extent not specifically authorized pending completion of the record.




            By the Commission.


                                                      Jonathan G. Katz
                                                      Secretary